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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                             _________________


                               SCHEDULE 14D-1
                           TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)

                             _________________


                         R-B RUBBER PRODUCTS, INC.
                         (NAME OF SUBJECT COMPANY)


                           DASH MULTI-CORP, INC.
                                  (BIDDER)


                    COMMON STOCK, NO PAR VALUE PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                 74270 10 4
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MARVIN S. WOOL
                          CHIEF EXECUTIVE OFFICER
                           DASH MULTI-CORP, INC.
                               2500 ADIE ROAD
                     MARYLAND HEIGHTS, MISSOURI  63043
                         TELEPHONE:  (314) 432-3200
                         FACSIMILE:  (314) 432-3210
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
         TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)




                                 COPIES TO:
                            THOMAS A. LITZ, ESQ.
                            THOMPSON COBURN LLP
                           ONE MERCANTILE CENTER
                         ST. LOUIS, MISSOURI  63101
                         TELEPHONE:  (314) 552-6000
                         FACSIMILE:  (314) 552-7000


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          This Amendment No. 2 - Final Amendment ("Final Amendment")
amends and supplements and constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by Dash Multi-Corp, Inc. ("Purchaser") on April 14, 1999, as amended, with respect to up to 1,567,417 shares of Common Stock, no par value (the "Common Stock"), of R-B Rubber Products, Inc. (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, as amended, including the Offer to Purchase filed as Exhibit (a)(1) thereto.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

Item 1 is hereby amended and supplemented by adding thereto the following:

          The Offer terminated at 5:00 p.m., St. Louis, Missouri time, on Thursday, May 27, 1999.

ITEM 6.   INTERESTS IN SECURITIES IN THE SUBJECT COMPANY.

Item 6 is hereby amended and supplemented by adding thereto the following:

          Purchaser owns 1,567,462 Shares, which represents approximately 70% of the outstanding Shares.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

Item 7 is hereby amended and supplemented by adding thereto the following:

          As contemplated in the Stock Purchase Agreement, on June 3, 1999 each of Marvin S. Wool, Sandon Wool and Gregory J. Divis were appointed as directors of the Company as designees of the Purchaser and Lawrence J. Young was appointed as an independent director. Following such appointments, the Board of Directors of the Company is now comprised of Ronald L. Bogh, Paul M. Gilson, Marvin S. Wool, Sandon Wool, Gregory J. Divis and Lawrence J. Young.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 is hereby amended and supplemented by adding thereto the following:

          (f) The Offer expired at 5:00 p.m., St. Louis, Missouri time on May 27, 1999 (the "Expiration Date"). Purchaser was advised by the Depositary that as of the Expiration Date 1,810,408 shares of Common Stock of the Company had been validly tendered and not withdrawn, representing approximately 80.85% of the total issued and outstanding Common Stock of the Company. Pursuant to the Offer, on Thursday, June 3, 1999, the Purchaser accepted and purchased 1,567,462 shares of Common Stock of the Company, representing approximately 86.58% of the total shares of Common Stock of the Company validly tendered and not withdrawn and approximately 70.00% of the total issued and outstanding shares of Common Stock of the Company.




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                             SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             DASH MULTI-CORP, INC.



                             By: /s/ Marvin S. Wool
                                --------------------------------------
                                Name:  Marvin S. Wool
                                Title: Chief Executive Officer

Dated:  June 19, 1999